EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Six Months and Quarter Ended June 29, 2008

(Thousands of Dollars)

	Six
	Months	Quarter
	------------	------------
Earnings available for fixed charges:
Net earnings	$ 74,956	37,486
Add:
Fixed charges	31,229	16,572
Income taxes	35,999	17,799
	-----------	-----------
Total	$142,184	71,857
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Fixed charges:
Interest expense	$ 24,378	12,950
Rental expense representative
of interest factor	6,851	3,622
	-----------	-----------
Total	$ 31,229	16,572
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Ratio of earnings to fixed charges	4.55	4.34
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